

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Patrick B. Kelleher
Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

      Re: Genworth Financial, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2010
              File Number: 001-32195

Dear Mr. Kelleher:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Joel Parker
                     Accounting Branch Chief